EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:           Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)

Suite 1501 – 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2:            Date of Material Change

March 10, 2020

Item 3:            News Release

A news release announcing the material change was issued on March 10, 2020 through GlobeNewswire. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:            Summary of Material Change

On March 10, 2020, the Company announced that it had completed its previously announced plan of arrangement (the “Transaction”) with Leagold Mining Corporation (“Leagold”).

Item 5.1:	Full Description of Material Change

On March 10, 2020 (the “Closing Date”) the Company announced that it had completed its previously announced plan of arrangement with Leagold, pursuant to which the Company acquired all of the issued and outstanding shares of Leagold.

Pursuant to the Transaction, former Leagold shareholders received 0.331 of an Equinox Gold common share for each Leagold common share held (the “Exchange Ratio”). Each Leagold warrant and option will become exercisable for common shares of Equinox Gold, as adjusted in accordance with the Exchange Ratio. Equinox Gold common shares and warrants will continue trading on the Toronto Stock Exchange (the “TSX”) and NYSE American Stock Exchange with no changes. Leagold’s shares were delisted from the TSX on March 11, 2020 and Leagold has applied to cease being a reporting issuer under Canadian securities laws.

The Board of Directors and leadership teams of Equinox Gold have been altered as follows:

(i) Board of Directors: Ross Beaty (Chair); Neil Woodyer (Vice Chair); Len Boggio (Director); Tim Breen (Director); Gordon Campbell (Director); GeneralWesley K. Clark (Director); Marshall Koval (Director); and Peter Marrone (Director); and (ii) Executive Team: Christian Milau (Chief Executive Officer); Greg Smith (President); Attie Roux (Chief Operating Officer); Peter Hardie (Chief Financial Officer); and Doug Reddy (EVP Technical Services).

The previously announced US$670 million debt and equity financings associated with the Transaction have also completed.

The full details of the Transaction and terms of the financings are more particularly described in the joint management information circular of Equinox Gold and Leagold dated December 20, 2019 which is available for download on Equinox Gold’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:            Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9:            Date of Report

March 18, 2020